SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(CUSIP Number)

Jarlon Tsang	Eileen Duffy Robinett, Esq.
H&Q AP California, Inc.	Fenwick & West, LLP
156 University Avenue	801 California Street
Palo Alto, CA 94301	Mountain View, CA 94041
(650) 838-8088	(650) 988-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hantech International Venture Capital Corporation (“Hantech”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(1), (2)

	9.	Sole Dispositive Power 201,141 shares of Common Stock(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) CO

(1)        Unless otherwise indicated, share information is as of September 10, 2003.  Of these shares, 201,141 shares of Common Stock are held of record by Hantech.  The voting of the 201,141 shares of Common Stock are also subject, with respect to certain matters, to a voting agreement entered into on January 30, 2002, as amended and restated April 19, 2002, by and among GRIC Communications, Inc. (“GRIC”) and the Investors and Stockholders listed on Schedules A and B with respect thereto (the “Voting Agreement”).

(2)        This number includes (i) 8,468,948 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Hantech which are subject to the Voting Agreement and (ii) 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants that were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the “Purchase Agreement”).  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Hantech with respect to the particular matters subject to the Voting Agreement.  Hantech expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lynn Ya-Lin Liu (“Liu”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(3), (4), (5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,232,671 shares of Common Stock(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(3), (4), (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) IN

(3)        Unless otherwise indicated, share information is as of September 10, 2003.  Includes 344,914 shares of Common Stock owned directly by Liu, 1,250,757 shares of Common Stock owned by her spouse, Hong Chen, and 637,000 shares subject to options held by Mr. Chen that are exercisable within 60 days of September 10, 2003.  All such shares are subject to the Voting Agreement.

(4)        Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Liu with respect to the particular matters subject to the Voting Agreement.  Liu expressly disclaims beneficial ownership of such shares.

(5)        Includes 7,074,418 shares of Common Stock and options to purchase 1,069,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Liu and Mr. Chen which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Liu with respect to the particular matters subject to the Voting Agreement.  Liu expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by Mr. Chen and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yen-Son Huang (“Huang”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(6), (7), (8)

	9.	Sole Dispositive Power 6,857 shares of Common Stock(6)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(6), (7), (8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) IN

(6)        Unless otherwise indicated, share information is as of September 10, 2003.  Includes 6,857 shares held of record by Huang or held in trust in The Huang Revocable Living Trust.  All of such shares are subject to the Voting Agreement.

(7)        Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Huang with respect to the particular matters subject to the Voting Agreement.  Huang expressly disclaims beneficial ownership of such shares.

(8)        Includes 8,663,232 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Huang which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Huang with respect to the particular matters subject to the Voting Agreement.  Huang expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bharat Davé (“Davé”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(9), (10), (11)

	9.	Sole Dispositive Power 741,906 shares of Common Stock(9)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(9), (10), (11)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) IN

(9)        Unless otherwise indicated, share information is as of September 10, 2003.  Includes 10,906 shares held of record by Davé and 731,000 shares subject to options held by Davé that are exercisable within 60 days of September 10, 2003.  All of such shares are subject to the Voting Agreement.

(10)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Davé with respect to the particular matters subject to the Voting Agreement.  Davé expressly disclaims beneficial ownership of such shares.

(11)      Includes 8,659,183 shares of Common Stock and options to purchase 975,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Davé which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Davé with respect to the particular matters subject to the Voting Agreement.  Davé expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph M. Zaelit (“Zaelit”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(12), (13), (14)

	9.	Sole Dispositive Power 396,597 shares of Common Stock(12)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(12), (13), (14)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) IN

(12)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 57,983 shares held of record by Zaelit and 338,614 shares subject to options held by Zaelit that are exercisable within 60 days of September 10, 2003.  All of such shares are subject to the Voting Agreement.

(13)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Zaelit with respect to the particular matters subject to the Voting Agreement.  Zaelit expressly disclaims beneficial ownership of such shares.

(14)      Includes 8,612,106 shares of Common Stock and options to purchase 1,368,000 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Zaelit which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Zaelit with respect to the particular matters subject to the Voting Agreement.  Zaelit expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hong Chen (“Chen”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(15), (16), (17)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 2,232,671 shares of Common Stock(15)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(15), (16), (17)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) IN

(15)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 1,250,757 shares held of record directly by Chen, 344,914 shares held of record by his spouse, Liu, and 637,000 shares subject to options held by Mr. Chen that are exercisable within 60 days of September 10, 2003.  All of such shares are subject to the Voting Agreement.

(16)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by Chen with respect to the particular matters subject to the Voting Agreement.  Chen expressly disclaims beneficial ownership of such shares.

(17)      Includes 7,074,418 shares of Common Stock and options to purchase 1,069,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than Chen which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by Chen with respect to the particular matters subject to the Voting Agreement.  Chen expressly disclaims beneficial ownership of such shares.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asia Pacific Associates III, Ltd. (“AP Associates”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A(18)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(19), (20), (21)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 7,441,823 shares of Common Stock(22)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(19), (20), (21)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) CO

(18)      AP Associates does not directly hold any equity securities of GRIC.  However, AP Associates is the general partner of Asia Pacific Growth Fund III, L.P. (“APGF III”), which currently holds shares of Common Stock and Series A Preferred Stock (and warrants exercisable for shares of Series A Preferred Stock).

(19)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 1,816,503 shares of Common Stock held by APGF III, 4,119,296  shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF III and 1,506,024 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by APGF III.  AP Associates, as the general partner of APGF III, may be deemed to have the power to vote shares owned by APGF III.  See footnote 18.

(20)      Includes 527,106 shares of Common Stock issuable upon conversion of 527,107 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement and the fact that AP Associates is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by AP Associates with respect to the particular matters subject to the Voting Agreement.  AP Associates expressly disclaims beneficial ownership of such shares.

(21)      Includes 6,853,586 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than AP Associates or APGF III which are subject to the Voting Agreement.  By virtue of the Voting Agreement, and the fact that AP Associates is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by AP Associates with respect to the particular matters subject to the Voting Agreement.  AP Associates expressly disclaims beneficial ownership of such shares.

(22)      This amount includes the 1,816,503 shares of Common Stock held by APGF III, 4,119,296 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF III and 1,506,024 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by APGF III.  See footnote 18.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H&Q Asia Pacific II, L.L.C. (“HQAP II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A(23)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(24), (25), (26)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 671,726 shares of Common Stock(27)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(24), (25), (26)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) OO

(23)      HQAP II does not directly hold any equity securities of GRIC.  However, HQAP II is the general partner of Asia Pacific Growth Fund II, L.P. (“APGF II”), which currently holds shares of Common Stock.

(24)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 671,726 shares of Common Stock held by APGF II.  All of such shares are subject to the Voting Agreement.  HQAP II, as the general partner of APGF II, may be deemed to have the power to vote shares owned by HQAP II.  See footnote 23.

(25)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement and the fact that HQAP II is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by HQAP II with respect to the particular matters subject to the Voting Agreement.  HQAP II expressly disclaims beneficial ownership of such shares.

(26)      Includes 7,998,363 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than HQAP II or APGF II which are subject to the Voting Agreement.  By virtue of the Voting Agreement and the fact that HQAP II is the general partner of one of the parties to the Voting Agreement, these shares, these shares may be deemed to be subject to shared voting power by HQAP II with respect to the particular matters subject to the Voting Agreement.  HQAP II expressly disclaims beneficial ownership of such shares.

(27)      This amount includes the 671,726 shares of Common Stock held by APGF II.  See footnote 23.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asia Pacific Growth Fund II, L.P. (“APGF II”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(28), (29), (30)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 671,726 shares of Common Stock(31)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(28), (29), (30)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) PN

(28)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 671,726 shares of Common Stock held by APGF II.    All of such shares are subject to the Voting Agreement.

(29)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by APGF II with respect to the particular matters subject to the Voting Agreement.  APGF II expressly disclaims beneficial ownership of such shares.

(30)      Includes 7,998,363 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than APGF II which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by APGF II with respect to the particular matters subject to the Voting Agreement.  APGF II expressly disclaims beneficial ownership of such shares.

(31)      H&Q Asia Pacific II, L.L.C. (“HQAP II”) is the general partner of APGF II and H&Q Asia Pacific Ltd. is the managing member of HQAP II.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asia Pacific Growth Fund III, L.P. (“APGF III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(32), (33), (34)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 7,441,823 shares of Common Stock(35)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(32), (33), (34)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%

14.	Type of Reporting Person (See Instructions) PN

(32)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 1,816,503 shares of Common Stock held by APGF III, 4,119,296 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by APGF III and 1,506,024 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrant held by APGF III.    All of such shares are subject to the Voting Agreement.

(33)      Includes 527,107 shares of Common Stock issuable upon conversion of 527,107 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by APGF III with respect to the particular matters subject to the Voting Agreement.  APGF III expressly disclaims beneficial ownership of such shares.

(34)      Includes 6,853,586 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than APGF III which are subject to the Voting Agreement.  By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by APGF III with respect to the particular matters subject to the Voting Agreement.  APGF III expressly disclaims beneficial ownership of such shares.

(35)      Asia Pacific Associates III, Ltd. is the general partner of APGF III.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP No. 398081109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H&Q Asia Pacific Ltd. (“HQAP Ltd.”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A(36)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 16,529,130 shares of Common Stock(37), (38), (39)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 671,726 shares of Common Stock(40)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,529,130 shares of Common Stock(37), (38), (39)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%*

14.	Type of Reporting Person (See Instructions) OO

(36)      HQAP Ltd. does not directly hold any equity securities of GRIC.  However, HQAP Ltd. is the managing member of H&Q Asia Pacific II, L.L.C. (“HQAP II”), which is the general partner of Asia Pacific Growth Fund II, L.P. (“APGF II”), which currently holds shares of Common Stock.

(37)      Unless otherwise indicated, share information is as of September 10, 2003.  Includes 671,726 shares of Common Stock held by APGF II.  All of such shares are subject to the Voting Agreement.  HQAP Ltd., as the managing member of HQAP II, which is the general partner of APGF II, may be deemed to have the power to vote shares owned by APGF II.

(38)      Includes 6,152,427 shares of Common Stock issuable upon conversion of 4,119,296 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement.  Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement and the fact that HQAP Ltd. is the managing member of HQAP II, which is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by HQAP Ltd. with respect to the particular matters subject to the Voting Agreement.  HQAP Ltd. expressly disclaims beneficial ownership of such shares.

(39)      Includes 7,998,363 shares of Common Stock and options to purchase 1,706,614 shares of Common Stock exercisable within 60 days of September 10, 2003 held of record by persons other than HQAP Ltd. or APGF II which are subject to the Voting Agreement.  By virtue of the Voting Agreement and the fact that HQAP Ltd. is the managing member of HQAP II, which is the general partner of one of the parties to the Voting Agreement, these shares may be deemed to be subject to shared voting power by HQAP Ltd. with respect to the particular matters subject to the Voting Agreement.  HQAP Ltd. expressly disclaims beneficial ownership of such shares.

(40)      This amount includes the 671,726 shares of Common Stock held by APGF II.  HQAP Ltd. is the managing member of HQAP II, which is the general partner of APGF II.  See footnote 36.

*          Based on 26,298,309 shares of Common Stock outstanding as of September 10, 2003, and 7,859,041 shares of Common Stock that may be obtained within 60 days of September 10, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the other parties to the Voting Agreement.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons (as defined in Item 2) on May 1, 2002 with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035.  In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement to which the information set forth below is relevant is also amended and supplemented hereby.  Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:
(a), (b), (c) and (f) Name, Address, Occupation or Business and Citizenship or Jurisdiction of Incorporation
This Amendment is filed on behalf of entities and natural persons identified under the headings “Entities” and “Natural Persons” below (the “Reporting Persons”).
Entities

Asia Pacific Growth Fund II, L.P. (“APGF II”), a Delaware limited partnership
H&Q Asia Pacific II, L.L.C. (“HQAP II”), a Delaware limited liability company
c/o Corporation Trust Company
1209 Orange Street
Wilmington, Delaware  19801
Principal business:  The purchase and sale of securities in technology-related companies

Asia Pacific Associates III, Ltd. (“AP Associates”), a Cayman Islands corporation
Asia Pacific Growth Fund III, L.P. (“APGF III”), a Cayman Islands limited partnership
Caledonian House
P.O. Box 265
George Town
Grand Cayman, Cayman Islands
British West Indies
Principal business:  The purchase and sale of securities in technology-related companies.

H&Q Asia Pacific Ltd. (“HQAP Ltd.”), a British Virgin Islands corporation
c/o HWR Services Ltd.
P.O. Box 71
Craigmuir Chambers
Broad Town, Tortola
British Virgin Islands
Principal business:  The purchase and sale of securities for investment purposes.

Hantech International Venture Capital Corporation (“Hantech”), a British Virgin Islands corporation
c/o H&Q Taiwan Co., Ltd.
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.
Principal business:  The purchase and sale of securities for investment purposes.

Information regarding executive officers and directors of each of AP Associates, Hantech, and HQAP Ltd. is set forth on Schedule A attached hereto and incorporated herein by reference.
Natural Persons
Each of the individuals listed below is a United States citizen.

Hong Chen
Chairman of the Board of Directors of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
c/o GRIC Communications, Inc.
1421 McCarthy Boulevard
Milpitas, California 95035

Bharat Davé
Chief Executive Officer, President and Director of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
c/o GRIC Communications, Inc.
1421 McCarthy Boulevard
Milpitas, California 95035

Joseph M. Zaelit
Retired.  Director of GRIC, a provider of software and services related to remote access and other Internet-based mobile office communication services.
c/o GRIC Communications, Inc.
1421 McCarthy Boulevard
Milpitas, California 95035

Lynn Ya-Lin Liu
President and Chief Executive Officer of Aicent Inc., a data network infrastructure company that enables mobile operators and multinational companies to provide mobile data roaming services.
c/o Aicent, Inc.
2540 North First Street, 3rd Floor
San Jose, California 95131

Yen-Son Huang
Chairman and Chief Executive Officer of ForteMedia, Inc., a developer of noise suppression solutions to enable hands free mobile communications.
c/o ForteMedia, Inc.
20111 Stevens Creek Boulevard, Suite 150
Cupertino, California 95014

(d) and (e) Criminal and Civil Proceedings:

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2 (including Schedule A hereto), has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Original Statement is hereby amended to add the following to the end of this Item:

The Reporting Persons intend to review their investment in GRIC on a continuing basis and, subject to the limitations set forth in the Stockholder Agreement dated as of April 19, 2002 among GRIC, Vertex Technology (II) Ltd., Vertex Technology Fund, Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., reserve the right to (i) acquire additional securities of and increase their level of investment and control in GRIC, through acquisitions in the open market or in privately negotiated transactions with GRIC or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in GRIC. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of GRIC’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of GRIC; and other future developments.

Except as set forth in this Amendment, to each Reporting Person’s knowledge, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended to provide the following updated information:
(a) and (b) Ownership of Shares of GRIC

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of September 10, 2003 (except for information regarding options exercisable within 60 days, which is provided within 60 days of September 10, 2003).  The information included in this Amendment with respect to share ownership by parties to the Voting Agreement other than the Reporting Persons is based solely upon information provided to the Reporting Persons by GRIC.

Amount beneficially owned: See Row 11 of cover page for each Reporting Person.
Percent of class: See Row 13 of cover page for each Reporting Person.

Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 7 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 8 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 9 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 10 of cover page for each Reporting Person.
(c) Recent Transactions

The Reporting Persons have effected the following transactions in GRIC’s Common Stock since March 1, 2003, and, to their knowledge, no person named in Item 2 (including Schedule A hereto) has effected any other transactions in GRIC’s Common Stock between March 1, 2003 and September 10, 2003.  The following information does not include transactions (if any) that may have been effected by parties to the Voting Agreement other than the Reporting Persons.

Sales

Lynn Ya-Lin Liu sold 30,000 shares of Common Stock of the Issuer at an average price of $5.301 per share on August 29, 2003 on the open market, 16,600 shares of Common Stock of the Issuer at an average price of $5.38 per share on August 28, 2003 on the open market, 6,000 shares of Common Stock of the Issuer at an average price of $5.30 per share on August 27, 2003 on the open market, 2,900 shares of Common Stock of the Issuer at an average price of $5.30 per share on August 26, 2003 on the open market, 20,200 shares of Common Stock of the Issuer at an average price of $6.10 per shares on August 19, 2003 on the open market, 62,000 shares of Common Stock of the Issuer at an average price of $5.7956 per share on the open market, 3,100 shares of Common Stock of the Issuer at an average price of $5.8565 per share on August 15, 2003 on the open market, 19,800 shares of Common Stock of the Issuer at an average price of $4.205 per share on May 29, 2003 on the open market, 10,000 shares of Common Stock of the Issuer at an average price of $4.0221 per share on May 29, 2003 on the open market, 200 shares of Common Stock of the Issuer at an average price of $4.70 per share on May 27, 2003 on the open market, and 20,000 shares of Common Stock of the Issuer at an average price of $4.270 per share on May 23, 2003 on the open market.

From his personal account, Yen-Son Huang sold 19,800 shares of Common Stock of the Issuer at an average price of $5.10 per share on July 18, 2003 on the open market, 200 shares of Common Stock of the Issuer at an average price of $5.11 per share on July 18, 2003 on the open market, 23,900 shares of Common Stock of the Issuer at an average price of $5.20 per share on July 18, 2003 on the open market, 2,700 shares of Common Stock of the Issuer at an average price of $5.21 per share on July 18, 2003 on the open market, 15,700 shares of Common Stock of the Issuer at an average price of $5.22 per share on July 18, 2003 on the open market, 100 shares of Common Stock of the Issuer at an average price of $5.23 per share on July 18, 2003 on the open market, 300 shares of Common Stock of the Issuer at an average price of $5.24 per share on July 18, 2003 on the open market, 3,535 shares of Common Stock of the Issuer at an average price of $5.25 per share on July 18, 2003 on the open market, 9,700 shares of Common Stock of the Issuer at an average price of $5.25 per share on July 17, 2003 on the open market, 7,700 shares of Common Stock of the Issuer at an average price of $5.26 per share on July 17, 2003 on the open market, 2,500 shares of Common Stock of the Issuer at an average price of $5.27 per share on July 17, 2003 on the open market, 7,300 shares of Common Stock of the Issuer at an average price of $5.28 per share on July 17, 2003 on the open market, 10,100 shares of Common Stock of the Issuer at an average price of

$5.29 per share on July 17, 2003 on the open market, 2,700 shares of Common Stock of the Issuer at an average price of $5.30 per share on July 17, 2003 on the open market, 100 shares of Common Stock of the Issuer at an average price of $5.31 per share on July 17, 2003 on the open market, 10,000 shares of Common Stock of the Issuer at an average price of $6.25 per share on July 16, 2003 on the open market, and 20,000 shares of Common Stock of the Issuer at an average price of $6.35 per share on July 16, 2003 on the open market.

From The Huang Revocable Living Trust, Mr. Huang sold 35,600 shares of Common Stock of the Issuer at a price of $5.10 per share on July 18, 2003 on the open market, 1,800 shares of Common Stock of the Issuer at a price of $5.11 per share on July 18, 2003 on the open market, 1,300 shares of Common Stock of the Issuer at a price of $5.12 per share on July 18, 2003 on the open market, 1,300 shares of Common Stock of the Issuer at a price of $5.13 per share on July 18, 2003 on the open market, 22,641 shares of Common Stock of the Issuer at a price of $5.25 per share on July 18, 2003 on the open market, 2,000 shares of Common Stock of the Issuer at a price of $5.27 per share on July 18, 2003 on the open market, 18,900 shares of Common Stock of the Issuer at a price of $5.28 per share on July 17, 2003 on the open market, 1,100 shares of Common Stock of the Issuer at a price of $5.29 per share on July 17, 2003 on the open market 10,000 shares of Common Stock of the Issuer at a price of $5.30 per share on July 17, 2003 on the open market.

Hantech sold 2,600 shares of Common Stock of the Issuer at an average price of $5.3662 per share on August 25, 2003 on the open market, 30,500 shares of Common Stock of the Issuer at an average price of $5.3167 per share on August 26, 2003 on the open market, 51,500 shares of Common Stock of the Issuer at an average price of $5.2254 per share on August 27, 2003 on the open market, and 71,400 shares of Common Stock of the Issuer at an average price of $5.3817 per share on August 28, 2003 on the open market.

APGF II sold 3,000 shares of Common Stock of the Issuer at an average price of $5.50 per share on August 25, 2003 on the open market and 21,703 shares of Common Stock of the Issuer at an average price of $5.3323 per share on August 28, 2003 on the open market.

All of the foregoing sales were made under Rule 144, as promulgated under the Securities Act of 1933.

APGF III sold 88,297 shares of Common Stock of the Issuer at an average price of $5.3323 per share on August 28, 2003 on the open market.  The foregoing sale was made pursuant to a resale registration statement on Form S-3.

Option Grants

Mr. Davé was granted an option by the Issuer to purchase 200,000 shares of the Issuer’s Common Stock at $2.46 per share on April 22, 2003 and an option to purchase 50,000 shares of the Issuer’s Common Stock at $1.60 per share on March 11, 2003, both in connection with his service as an officer and a director of the Issuer.

Mr. Zaelit was granted an option by the Issuer to purchase 7,500 shares of the Issuer’s Common Stock at $3.54 per share on May 21, 2003 in connection with his service as a director of the Issuer.
(d) Right to Receive Dividends
No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.
(e) Ownership of Less Than 5% of the Class of Securities
Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Statement is hereby amended by deleting the last sentence of the first paragraph and adding the following as the last sentence of such paragraph and a new paragraph thereafter:

Under the Voting Agreement, the agreement of the investors and the stockholders who are parties to the Voting Agreement to vote their shares for a Common Stock director to be designated by Vertex will remain in effect until such time that the holders of the Series A Preferred Stock no longer have a right to elect any member of GRIC’s board under the terms of GRIC’s certificate of incorporation (as it shall be amended).

GRIC’s Certificate of Incorporation, as amended, provides that the rights of the holders of Series A Preferred Stock to elect directors of the Issuer will vary based upon the number of shares of Series A Preferred Stock that are outstanding as a percentage of the number of shares Series A Preferred Stock that were issued on April 19, 2002.   When that percentage is equal to or greater than 75%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect three directors of GRIC and (A) Asia Pacific and its affiliates are entitled to designate two Series A directors, and (B) Vertex is entitled to designate one Series A director.  When that percentage is equal to or greater than 50% but less than 75%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect two directors of GRIC and (A) so long as Asia Pacific and its affiliates hold a number of shares of Series A Preferred Stock equal to or greater than one-third (1/3) of the number of shares of Series A Preferred Stock initially purchased by Asia Pacific and its affiliates and Vertex holds a number of shares of Series A Preferred Stock equal to or greater than one-half (1/2) of the number of shares of Series A Preferred Stock initially purchased by Vertex, then each of Asia Pacific and Vertex are entitled to designate one Series A director, and (B) in the event that either of Asia Pacific and its affiliates or Vertex fails to meet this minimum Series A Preferred Stock holding requirement, then the party that satisfies its applicable holding requirement shall be entitled to designate two Series A Directors.  When that percentage is equal to or greater than 25% but less than 50%, the holders of the Series A Preferred Stock, voting as a separate series, are entitled to elect one director of GRIC and whichever of Asia Pacific and its affiliates or Vertex that then holds more shares of Series A Preferred Stock is entitled to designate one Series A director.  When that percentage is less than 25%, the holders of the Series A Preferred Stock are not entitled to any special rights with respect to the election of directors.  As of September 10, 2003, the holders of the Series A Preferred Stock were entitled to elect one director of GRIC, and Asia Pacific and its affiliates were entitled to designate that director.

As stated in the Original Statement, reference to Vertex refers to VTF, VTF2, VTF3 and their affiliates.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Exhibit 1

Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., investors listed on Schedule A attached thereto and the stockholders listed on Schedule B attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 2

Amended and Restated Lock-Up Agreement, entered into by and among Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (III) Ltd., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc., Singapore Computer Systems Ltd. and Hong Chen, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 3

Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4

Form of Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5

Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6

Stockholder Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Joint Filing Agreement for Schedule 13D/A, Amendment No. 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Asia Pacific Growth Fund III, L.P.
By: Asia Pacific Associates III, Ltd.
Its: General Partner

Date: September 26, 2003	By:	/s/	Sean Warren
Sean Warren
	Title:		Chief Operating Officer

Asia Pacific Growth Fund II, L.P.
By: H&Q Asia Pacific II, L.L.C.
Its: General Partner
By: H&Q Asia Pacific Ltd.
Its: Managing Member

Date: September 26, 2003	By:	/s/	Ta-Lin Hsu
Ta-Lin Hsu
	Title:		President

Asia Pacific Associates III, Ltd.

Date: September 26, 2003	By:	/s/	Sean Warren
Sean Warren
	Title:		Chief Operating Officer

H&Q Asia Pacific II, L.L.C.
By: H&Q Asia Pacific Ltd.
Its: Managing Member

Date: September 26, 2003	By:	/s/	Ta-Lin Hsu
Ta-Lin Hsu
	Title:		President

H&Q Asia Pacific Ltd.

Date: September 26, 2003	By:	/s/	Ta-Lin Hsu
Ta-Lin Hsu
	Title:		President

Hantech International Venture Capital Corporation

Date: September 29, 2003	By:	/s/	Anny Yang
Anny Yang
	Title:		Corporate Secretary

Date: September 29, 2003	/s/		Hong Chen
Hong Chen

Date: September 29, 2003	/s/	Lynn Ya-Lin Liu
Lynn Ya-Lin Liu

Date: October 13, 2003	/s/	Yen-Son Huang
Yen-Son Huang

Date: October 9, 2003	/s/	Bharat Davé
Bharat Davé

Date: September 26, 2003	/s/	Joseph M. Zaelit
Joseph M. Zaelit

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CERTAIN REPORTING PERSONS

Schedule A is hereby amended and restated to read in its entirety as follows:

Asia Pacific Associates III, Ltd.

The following is a list of the directors and executive officers of Asia Pacific Associates III, Ltd., a Cayman Islands corporation (“AP Associates”), the general partner of Asia Pacific Growth Fund III, L.P. (unless otherwise indicated, each individual is a United States citizen):

Name and Business Address	Present Principal Occupation

Ta-Lin Hsu	Chairman, H&Q Asia Pacific
Director and President
c/o Asia Pacific Associates III, Ltd.
Caledonian House
P.O. Box 265
George Town
Grand Cayman, Cayman Islands
British West Indies

Sean Warren	Chief Operating Officer, H&Q
Director and COO/Treasurer	Asia Pacific
c/o Asia Pacific Associates III, Ltd.
Caledonian House
P.O. Box 265
George Town
Grand Cayman, Cayman Islands
British West Indies

Jarlon Tsang	Vice President and Associate
Director and Vice President/Secretary	General Counsel, H&Q Asia Pacific
c/o Asia Pacific Associates III, Ltd.
Caledonian House
P.O. Box 265
George Town
Grand Cayman, Cayman Islands
British West Indies

Hantech International Venture Capital Corporation

The following is a list of the directors and executive officers of Hantech International Venture Capital Corporation (“Hantech”) (unless otherwise indicated, each individual is a United States citizen):

Name and Business Address	Present Principal Occupation

John Feng-Sheng Miao	Chairman, Hantech Venture Capital
Director	Corporation, a Taiwan ROC entity
c/o H&Q Taiwan Co., Ltd.
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.

Anny Yang	F&A Manager, Hantech Venture Capital
Corporate Secretary	Corporation, a Taiwan ROC entity
c/o H&Q Taiwan Co., Ltd.
Suite 3201, 32F
International Trade Building
No. 333, Keelung Road, Sec. 1
Taipei 10548, Taiwan, R.O.C.

H&Q Asia Pacific Ltd.

The following is a list of the sole director and executive officers of H&Q Asia Pacific Ltd., a holding company incorporated in the British Virgin Islands (“HQAP Ltd.”), which is the managing member of H&Q Asia Pacific II, L.L.C., the general partner of Asia Pacific Growth Fund II, L.P. (unless otherwise indicated, each individual is a United States citizen):

Name and Business Address	Present Principal Occupation

Ta-Lin Hsu	Chairman, H&Q Asia Pacific
Director and President/Treasurer
H&Q Asia Pacific Ltd.
c/o HWR Services, Ltd.
P.O. Box 71
Craigmuir Chambers
Broad Town, Tortola
British Virgin Islands

Jarlon Tsang	Vice President and Associate
Secretary	General Counsel, H&Q Asia Pacific
H&Q Asia Pacific Ltd.
c/o HWR Services, Ltd.
P.O. Box 71
Craigmuir ChambersBroad Town, Tortola
British Virgin Islands

INDEX TO EXHIBITS

Exhibit 1

Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., investors listed on Schedule A attached thereto and the stockholders listed on Schedule B attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 2

Amended and Restated Lock-Up Agreement, entered into by and among Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (III) Ltd., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc., Singapore Computer Systems Ltd. and Hong Chen, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 3

Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4

Form of Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5

Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6

Stockholder Agreement, entered into by and among GRIC Communications, Inc., Asia Pacific Growth Fund III, L.P., Vertex Technology Fund (II) Ltd., Vertex Technology Fund Ltd., STT Ventures Ltd., Green Dot Capital (BVI) Inc. and Singapore Computer Systems Ltd., dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Joint Filing Agreement for Schedule 13D/A, Amendment No. 1.